Exhibit 99.1

 BiondVax Announces

Third Quarter 2018 Financial Results

Jerusalem, Israel - November 13, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a Phase 3 clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended September 30, 2018.

Third Quarter 2018 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.627 (NIS/$US) as at September 30, 2018.

●	Third quarter operating expenses were NIS 49.1m ($13.5m) compared with NIS 3.21m for the third quarter of 2017;

●	Third quarter R&D expenses amounted to NIS 45.3m ($12.5m) compared with NIS 1.17m for the third quarter of 2017;

As of September 30, 2018, BiondVax had cash and cash equivalents of NIS 53.0 million ($14.6 million) as compared to NIS 37.1 million as of June 30, 2018. Expenses are related to execution of planned ongoing operations including the launch of a pivotal, clinical efficacy, Phase 3 trial of the Company’s M-001 Universal Flu Vaccine candidate, and construction of a mid-size commercial manufacturing facility.

Of note, during this third quarter a €6 million tranche was received by the Company as part of the previously announced €20 million co-financing agreement with the European Investment Bank (EIB). On October 21, 2018, after this third quarter reporting period, an additional €8 million representing the third and final tranche of the EIB agreement was received by BiondVax, and will be included in the Company’s fourth quarter financial results.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility its products; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our  vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

** Tables to Follow **

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation
	December 31,	September 30,		September 30,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	71,382	76,892	52,985	14,608
Short-term deposits	-	1,200	*)-	*)-
Other receivables	3,923	3,779	2,716	749

	75,305	81,871	55,701	15,357
LONG-TERM ASSETS:
Property, plant and equipment	5,510	1,308	24,175	6,665
Other long term assets	880	515	888	245

	6,390	1,823	25,063	6,910

	81,695	83,694	80,764	22,267
CURRENT LIABILITIES:
Trade payables	6,223	792	1,732	477
Other payables	660	2,344	981	270

	6,883	3,136	2,713	747
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300	-	12,930	3,565
Loan from others	-	-	42,770	11,792
Warrants	8,177	11,829	7,759	2,139
Severance pay liability, net	83	81	81	22

	18,560	11,910	63,540	17,518
SHAREHOLDERS’ EQUITY:
Ordinary shares
Authorized: 600,000,000 shares as of September 30, 2018, 2017 (unaudited) and December 31, 2017; Issued and Outstanding: 261,419,599, 179,595,199 and 261,419,599 shares respectively	*)-	*)-	*)-	*)-
Share premium	179,669	179,182	179,871	49,592
Options	-	533	-	-
Other comprehensive income	-	-		-
Accumulated deficit	(123,417)	(111,067)	(165,360)	(45,590)

	56,252	68,648	14,511	4,002

	81,695	83,694	80,764	22,267

*)	Represents an amount lower than NIS 1.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except share and per share data

						Convenience translation
						Nine months
	Year ended	Three months ended		Nine months ended		ended
	December 31,	September 30,		September 30,		September 30,
	2017	2017	2018	2017	2018	2018
	Unaudited					Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	18,777	1,174	4,347	5,070	45,297	12,488
Marketing, general and administrative	4,879	2,036	1,475	3,699	3,804	1,049

Total operating expenses	23,656	3,210	5,822	8,769	49,101	13,537

Operating loss	(23,656)	(3,210)	(5,822)	(8,769)	(49,101)	(13,537)

Financial income	18	4,558	3,729	17	9,817	2,707
Financial expense	(10,913)	(45)	(157)	(13,449)	(2,659)	(733)

Total financial income (expense), net	(10,895)	4,513	3,572	(13,432)	7,158	1,974

Net income (loss)	(34,551)	1,303	(2,250)	(22,201)	(41,943)	(11,564)

Other comprehensive loss:
Loss from available-for-sale financial assets	(6)	(2)	-	(6)	-	-

Total comprehensive income (loss)	(34,557)	1,301	(2,250)	(22,207)	(41,943)	(11,564)

Earnings (loss) per share
Basic (NIS)	(0.17)	0.01	(0.01)	(0.12)	(0.16)	(0.04)
Diluted (NIS)	(0.17)	(0.01)	(0.01)	(0.12)	(0.16)	(0.04)

Weighted average number of shares used in compute earnings (loss) per share
Basic	201,030,768	191,521,484	261,419,599	180,680,089	261,419,599	261,419,599
Diluted	201,030,768	201,302,584	261,419,599	180,680,089	261,419,599	261,419,599

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